UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Rewards Network Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.02 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

893767103
--------------------------------------------------------------------------------
(CUSIP Number)

Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-0100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 2 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

Samstock, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 10,651
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 10,651
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

10,651
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 3 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (00) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 135,160
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 135,160
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

135,160
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

1.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 4 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 618,100
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 618,100
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

618,100
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

7.0% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 5 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 304,532
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 304,532
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

304,532
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 6 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,068,443
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,068,443
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,068,443
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

12.1%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 7 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI Acquisition, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 8 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI Acquisition Parent, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 9 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

KMJZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 10 of 12

_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power –2,323,344
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 2,323,344
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,323,344
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

26.4%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger filed as Exhibit 1 to Amendment No. 19 of this Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 11 of 12

This Amendment No. 20 to Schedule 13D relates to the common stock, par value $0.02 per share ("Common Stock"), of Rewards Network Inc., a Delaware corporation located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 (the "Issuer").

ITEM 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by restating the second paragraph under “The Acquisition of the Issuer” in its entirety as follows:

The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including the acquisition of all the outstanding shares of Common Stock pursuant to the Tender Offer and the Merger and the fees and expenses of the transaction, will be approximately $136 million in cash.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 29, 2010

SZ INVESTMENTS, L.L.C.
SAMSTOCK, L.L.C.
EGI-FUND (00) INVESTORS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
EGI ACQUISITION, L.L.C.
EGI ACQUISITION PARENT, L.L.C.
KMJZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)